===============================================================================

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                  FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934
    For the fiscal year ended: December 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (No Fee Required)

    For the transition period from _________ to __________


                        Commission file number 000-18645

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Trimble Navigation Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Trimble Navigation Limited
                              645 N. Mary Avenue
                             Post Office Box 3642
                           Sunnyvale, CA 94088-3642


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


               TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                  Index To Financial Statements And Exhibit

                                     Item

Independent Accountants' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule as of December 31, 2000

Schedule of Assets Held for Investment Purposes

Signature

Exhibit 23 - Consent of Mohler, Nixon & Williams, Independent Accountants

                              Trimble Navigation
                         Savings and Retirement Plan
                             Financial Statements
                          December 31, 2000 and 1999
                          --------------------------

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
Years ended December 31, 2000 and 1999


Table of Contents
-------------------------------------------------------------------------------

                                                                         Page
                                                                         ----
Independent Accountants' Report........................................... 1

Financial Statements:

Statements of Net Assets Available for Benefits........................... 2
Statements of Changes in Net Assets Available for Benefits................ 3
Notes to Financial Statements............................................. 4

Supplemental Schedule as of December 31, 2000............................. 8

Schedule of Assets Held for Investment Purposes



                       INDEPENDENT ACCOUNTANTS' REPORT


To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 4, 2001

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------


                                                            December 31,
                                                      -----------------------
                                                         2000        1999
                                                         ----        ----

Assets:

   Investments, at fair value........................ $50,295,536  $53,748,801
                                                      -----------  -----------



Net assets available for benefits.................... $50,295,536  $53,748,801
                                                      ===========  ===========


See notes to financial statements.

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                            Years Ended
                                                            December 31,
                                                      -----------------------
                                                         2000        1999
                                                         ----        ----
Additions to net assets attributed to:

   Investment income:

      Dividends and interest......................... $ 4,723,328  $   154,036
      Net realized and unrealized appreciation
        (depreciation) in fair value of investments..  (7,115,131)  12,827,140
                                                      -----------  -----------
                                                       (2,391,803)  12,981,176
                                                      -----------  -----------

   Contributions:

      Participants'..................................   4,341,404    4,415,225
      Employer's.....................................     641,616      843,806
                                                      -----------  -----------
                                                        4,983,020    5,259,031

         Total additions.............................   2,591,217   18,240,207
                                                      -----------  -----------

Deductions from net assets attributed to:

   Withdrawals and distributions.....................  (6,032,950)  (7,938,778)
   Administrative expenses...........................     (11,532)     (16,042)
                                                      -----------  -----------
         Total deductions............................  (6,044,482)  (7,954,820)
                                                      -----------  -----------

Net increase (decrease) in net assets................  (3,453,265)  10,285,387

Net assets available for benefits:

   Beginning of year.................................  53,748,801   43,463,414
                                                      -----------  -----------


   End of year....................................... $50,295,536  $53,748,801



See notes to financial statements.

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and
-------
Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation (the Company) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - Effective November 1, 1999, the Company contracted with
--------------
Fidelity Management Trust Company (Fidelity) to act as the custodian, trustee and third-party administrator. Prior to November 1, 1999, the Company had contracted with Connecticut General Life Insurance Company (CIGNA) to act as the custodian, trustee and third-party administrator. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with
---------
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the
-------------------
accrual method of accounting.

Investments - As of November 1, 1999, investments of the Plan were held by
-----------
Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

Prior to November 1, 1999, investments of the Plan were held by CIGNA and invested in CIGNA general account contracts and pooled separate accounts, Fidelity funds, mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan's investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has applied for and received a favorable determination
------------
letter dated March 7, 2001. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in
-----------------------
any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.


NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments in mutual funds are managed by an affiliate of Fidelity. These transactions qualify as party-in-interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.


NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company
-------------------------
contribute a percentage, from 1% to 18%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants' direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions
----------------------
as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of each eligible participant's contribution up to a maximum of $100 per month and a maximum of $1,200 per year. Contributions for the years ended December 31, 2000 and 1999 were approximately $642,000 and $844,000, respectively.

Vesting - Participants are immediately vested in their contributions.
-------

Participant accounts - Each participant's account is credited with the
--------------------
participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on the participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participant or beneficiary will
-------------------
receive the benefits in a lump sum amount equal to the value of the participant's interest in his or her account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than
---------------------
$1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2000 carry interest rates which range from 6.5% to 9.5%.

NOTE 4 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:


                                                          2000         1999
                                                          ----         ----
Trimble Common Stock................................. $ 5,988,058  $ 6,422,297
Fidelity:
   Janus Flex Income.................................     226,432       97,855
   Strong Common Stock...............................     398,682       60,703
   Weitz Partners Value..............................     608,559       87,178
   Janus Worldwide...................................   1,392,076      262,628
   Fidelity Fund.....................................     204,850       44,360
   Fidelity Magellan Fund............................   3,663,575    4,312,437
   Fidelity Contra Fund..............................   9,906,057   11,950,369
   Fidelity Balanced Fund............................   1,587,228    1,618,369
   Fidelity Low PR STK...............................      99,955        2,157
   Fidelity Equity Income II.........................   2,048,937    2,456,320
   Fidelity Aggressive Growth........................   9,071,775   10,708,987
   Fidelity Diversified International................     339,015      208,590
   Fidelity Dividend Growth..........................   3,776,752    3,548,654
   Retirement Money Market Fund......................   9,689,759   10,477,595
   Spartan US Equity Index...........................     151,766       84,614
Participant loans....................................   1,142,060    1,405,685
                                                      -----------  -----------
      Net assets available for benefits.............. $50,295,536  $53,748,801
                                                      ===========  ===========



The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                      Years Ended December 31,
                                                     --------------------------
                                                         2000        1999
                                                         ----        ----
Common stock.....................................     $ 1,215,609   $ 5,111,659
Mutual funds.....................................      (8,330,740)    7,715,481
                                                      -----------   -----------
                                                      $(7,115,131)  $12,827,140
                                                      ===========   ===========


NOTE 5 - PARTY IN INTEREST TRANSACTIONS

As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2000 and 1999 was as follows:


       Date          Number of Shares       Fair Value          Cost
       ----          ----------------       ----------          ----

2000...............      248,446             $5,988,058      $4,010,367
1999...............      294,078             $6,422,297      $3,821,516



NOTE 6 - PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

TRIMBLE NAVIGATION                                        EIN: 94-2802192
SAVINGS AND RETIREMENT PLAN                               PLAN # 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
-------------------------------------------------------------------------------


                                    Description of investment
                                     including maturity date,
   Identity of issue, borrower,    rate of interest, collateral,      Current
     lessor or similar party          par or maturity value            Value
     -----------------------          ---------------------            -----
Fidelity Management Trust Company   Janus Flex Income               $   226,432
Fidelity Management Trust Company   Strong Common Stock                 398,682
Fidelity Management Trust Company   Weitz Partners Value                608,559
Fidelity Management Trust Company   Janus Worldwide                   1,392,076
Fidelity Management Trust Company*  Fidelity Fund                       204,850
Fidelity Management Trust Company*  Fidelity Magellan Fund            3,663,575
Fidelity Management Trust Company*  Fidelity Contra Fund              9,906,057
Fidelity Management Trust Company*  Fidelity Balanced Fund            1,587,228
Fidelity Management Trust Company*  Fidelity Low PR STK                  99,955
Fidelity Management Trust Company*  Fidelity Equity Income II         2,048,937
Fidelity Management Trust Company*  Fidelity Aggressive Growth        9,071,775
Fidelity Management Trust Company*  Fidelity Diversified
                                      International                     339,015
Fidelity Management Trust Company*  Fidelity Dividend Growth          3,776,752
Fidelity Management Trust Company*  Retirement Money Market Fund      9,689,759
Fidelity Management Trust Company*  Spartan US Equity Index             151,766
Trimble Navigation*                 Trimble Common Stock              5,988,058
Various                             Participant loans with interest
                                      rates which range from 6.5
                                      percent to 9.5 percent          1,142,060
                                                                    -----------
Total                                                               $50,295,536
                                                                    ===========


*Party-in-interest

                                  SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,
---------
the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  TRIMBLE NAVIGATION
                                              SAVINGS AND RETIREMENT PLAN


Date:  June 26, 2001                    By:  /s/   STEVEN W. BERGLUND
                                           --------------------------------
                                                   Steven W. Berglund
                                          President and Chief Executive Officer